Exhibit 4.24

Amendment to the Service Contract dated 13 March 2020
between

ads-tec Energy GmbH, Heinrich-Hertz-Straße 1, 72622 Nürtingen, represented by its shareholder, ads-tec Energy PLC, represented, in turn, by its duly authorised director, CEO Thomas Speidel

– “ads E” –

and

Robert Vogt, Alois-Gessner-Weg 3, 73666 Baltmannsweiler

Preliminary remarks

Mr Vogt has been working for ads E in Nürtingen as commercial director (Chief Financial Officer, “CFO”) since 1 April 2020. The ads-tec group is continuing to develop at a highly dynamic pace and ads E has also agreed to perform certain services on behalf of other ads-tec group entities (the “Group Services”). Based on the excellent cooperation to date, Mr Vogt is now also to take on further tasks with an even higher level of responsibility. In this connection the parties agree, retroactively from 23 December 2021, the following, expressly maintaining all other provisions set out in the Service Contract dated 13 March 2020 together with any amendment contracts:

1.	Position, role, area of responsibility

a)	Upon the expiry of 45 days after this Contract has become effective, i.e., with effect from 6 February 2022, Mr Vogt will additionally assume the duties of CAO (Chief Accounting Officer) employed by ads-E to perform accounting services to ads E and in addition to perform certain of the Group Services on behalf of ads E for the ads-tec Energy group of companies, consisting of ads-tec Energy plc and all its direct and indirect subsidiaries (“ads Group”).

b)	Mr Vogt’s responsibilities will include, in particular, the management of Controlling, Finance and Shared Services on behalf of ads E in the performance of the Group Services.

2.	Parallel employment, agreements with affiliated companies

ads Group is aware that Mr Vogt will continue to perform his duties at ads E as CFO to a reduced extent, however the reduction will be in correlation to the expansion of his duties for ads E in relation to the Group Services as agreed in this Contract. Conversely, ads E is also aware that Mr Vogt’s future duties will include acting as CAO. There is all-round mutual agreement on this.

ads-tec Energy GmbH Heinrich-Hertz-Straße 1 D-72622 Nürtingen	Tel.: +49 7022 2522-0 Fax: +49 7022 2522-400 www.ads-tec.de, mailbox@ads-tec.de	Geschäftsführer: Thomas Speidel, Robert Vogt USt-IdNr.: DE31 56 72 626 Registergericht Stuttgart HRB 762810	Baden-Württembergische Bank IBAN: DE88600501010405071830 BIC: SOLADEST600

3.	Fixed remuneration

The current fixed remuneration will be increased to EUR 250,000.00 gross with effect from the commencement of this Contract. Payment will be made in twelve equal monthly instalments, in each case at the end of each month, into the account of Mr Vogt into which payments are currently made.

The fixed remuneration and the other remuneration components will be deemed to fully compensate Mr Vogt for his activity. Any overtime, based on the current individual regular weekly working hours of at least 40 hours, will also be deemed paid.

4.	Additional services

In addition, Mr Vogt will receive the following further benefits for his services to the ads Group:

a)	Discretionary bonus: Mr Vogt will receive a discretionary bonus of up to EUR 112,500.00 gross per year in the event of 100% achievement of the targets set out in the ads Group business plan. Irrespective of these targets, the amount of the annual bonus, if any, will be determined at the sole discretion of ads E based on the achievement of certain personal and corporate targets set by ads E for each financial year. Insofar as such targets relate to the Group Services supplied by ads E to the ads Group, ads E may consult with members of the ads Group in determining the extent to which such targets have been achieved. Each annual bonus will be paid in EUR within 90 days of the end of the financial year in which the services to be assessed were performed in accordance with the applicable ads Group rules for bonus payment, as amended from time to time.

b)	Stock bonus: During the term of this Contract, Mr Vogt is eligible to receive stock options and other stock option-based incentives under the Holdco 2021 Omnibus Incentive Plan or any successor plan (“Omnibus Incentive Plan”) as additional remuneration for his employment with ads E. Such incentives will be made at the sole discretion of the Remuneration Committee of the Board of Directors of the Holdco (ads-tec Energy plc) and ads-tec Energy plc is under no obligation to grant any such incentives of stock-option based awards in any year.

c)	Legal protection: The intention is for Mr Vogt to be included in a D&O insurance policy still to be taken out by ads Energy plc on behalf of the ads Group. Such insurance is currently not yet available. Until this insurance is taken out with legal effect and until Mr Vogt is included in the group of insured persons, ads E agrees to create earmarked provisions of up to EUR 5,000,000.00 for any potential legal defence for the executive employees of the ads Group.

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d)	Sign on bonus: In addition, Mr Vogt will receive a sign on bonus in the form of restricted stock units (RSUs) in the amount of USD 250,000.00 as set out and described in the ads-tec Energy plc “2021 Omnibus Incentive Plan”. Of these, 25% will become vested after a contractual term of one year in each case and become shares in the Holdco (ads-tec Energy plc), i.e., a total of 100% after a term of four years, provided the service relationship still exists at that time. In the event that the service relationship is terminated by the company without good cause within the meaning of section 626 German Civil Code (BGB) for the company, all of the outstanding and vesting RSUs will become vested and due with immediate effect as of the termination date.

5.	Amendment to 10.1 of the Service Contract 13 March 2020, provisions in the event of termination of the Service Contract

a)	With regard to the current fixed term, according to which the Service Contract would end on 31 March 2023, the parties agree that the Contract will be continued for an indefinite period with effect from 23 December 2021; the fixed term to 31 March 2023 will cease to apply. Both parties may terminate the Contract with a notice period of six months to the end of a quarter.

b)	If ads E terminates the Service Contract without the company having good cause within the meaning of section 626 German Civil Code (BGB ), ads E undertakes to pay Mr Vogt a severance payment equal to half of the then current annual fixed salary. The severance payment will be due for payment when the service relationship ends. The same applies if Mr Vogt terminates the Service Contract for a good cause for which ads E or the ads Group is responsible.

c)	In the event of a Change in Control (as such term is defined in the ads-tec Energy plc 2021 Omnibus Incentive Plan), Mr Vogt has a one-time special right to terminate the Service Contract with a notice period of three months to the end of a month. If he exercises this special right of termination, Mr Vogt will be entitled to payment of the severance pay in accordance with the preceding paragraph 2. The special right of termination will only exist within three months after the date on which the Change in Control becomes legally effective, of which Mr Vogt must be notified in writing.

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6.	Continued validity in other respects

All other provisions of the Service Contract dated 13 March 2020 and any amendment contracts will remain unchanged and continue to apply.

Nürtingen (place), 01.02.2022

/s/ Thomas Speidel	/s/ Robert Vogt
Thomas Speidel as director of the shareholder, ads-tec Energy PLC	Robert Vogt, CAO
/s/ Thomas Speidel
Thomas Speidel, duly authorized for and on behalf of ads-tec Energy GmbH, as employer

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